UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer Pursuant to
Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
For the month of August, 2005
Commission File Number 000-51490
CONTAX PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)
Contax Holding Company
(Translation of Registrant’s name in English)
Praia de Botafogo, 300 — 11th floor
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 18, 2005
CONTAX PARTICIPAÇÕES S.A.

By:- /S/ Michel Neves Sarkis
Name: Michel Neves Sarkis
Title: Investor Relations Officer

TNE ANNOUNCES THE DISTRIBUTION OF THE SHARES AND ADRs OF CONTAX
Rio de Janeiro, August 18, 2005 – TELE NORTE LESTE PARTICIPAÇÕES S.A. (TNE) and CONTAX PARTICIPAÇÕES S.A. (Contax) released today in Brazil additional information regarding the distribution and initial trading of the shares of TNE’s former subsidiary, Contax, which was spun-off (the “Spin-off”) to TNE’s shareholders pursuant to a shareholders’ resolution approved at a meeting of the shareholders held on December 29, 2004. The released information also set forth the record date and ex-date for TNE’s shares and ADRs in connection with the Spin-off.
TNE and Contax announced that the required authorizations from the securities and exchange commissions of Brazil and the United States (the CVM and SEC, respectively) were obtained to allow the consummation of the Spin-off and the distribution of the Contax shares and ADRs resulting from this transaction. Contax’s shares will be traded on the BOVESPA in Brazil and its ADRs will be traded over the counter in the United States via an ADR Program for its preferred shares sponsored by The Bank of New York, the depositary bank.
The Contax shares will be transferred to the holders of the TNE’s shares, based on an August 26, 2005 record date, at the ratio of one Contax common share for each TNE common share and one Contax preferred share for each TNE preferred share. Accordingly, the TNE shares will start trading “ex Contax shares” on the Bovespa as of August 29, 2005.
Holders of record of TNE ADRs on August 31, 2005 will be entitled to receive ADRs of Contax at the ratio of one Contax ADR for each TNE ADR. The Contax ADRs will be available for trading over the counter in United States starting on August 31, 2005 and will be transferred to the holders of TNE’s ADRs on September 6, 2005.
Contax intends to announce shortly the payment date for the dividends related to the 2004 fiscal year, which were approved by a shareholders’ resolution at a meeting of the shareholders held on April 29, 2005. The amount approved is equal to R$ 0.00533 per share to be exclusively allocated to the Contax preferred shares and ADRs.
More information about this transaction can be obtained through the investor relations websites of both TNE and Contax at www.telemar.com.br/ri and www.contax.com.br/ri, respectively. The Bank of New York can be contacted for more information on the TNE and Contax ADRs as follows:
The Bank of New York (http://www.adrbny.com)

New York	London
Jason L. Paltrowitz	Joseph Oakenfold
Vice President	Assistant Treasurer
J.Paltrowitz@bankofny.com	Joakenfold@bankofny.com
Tel: 1 212 815 2077	Tel: 44 207 964 6419

TNE — INVESTOR RELATIONS	CONTAX — INVESTOR RELATIONS
Roberto Terziani (invest@telemar.com.br) 55 21 3131 1208	Michel Sarkis (ri@contax.com.br) 55 21 3131 0009
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314
Fax: 55 21 3131 1155
THE GLOBAL CONSULTING GROUP
Kevin Kirkeby (kkirkeby@hfgcg.com) Tel: 1-646-284-9416/ Fax: 1-646-284-9494